02035245

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a - 16 OR 15d - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of
May 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 9 May 2002

By: Stephen Colton

Title: Group Head of Media Relations

PRUDENTIAL

Embargo: 11.30 hrs Thursday 9 May 2002

PRUDENTIAL PLC BOARD APPOINTMENT

Prudential plc announced today (9 May 2002) the appointment of Bart Becht as a non-executive director with effect from today's date.

Mr Becht (age 45) is Chief Executive of Reckitt Benckiser plc. He joined Benckiser in 1988 and served as General Manager in the UK, Canada and Italy before being appointed as Chief Executive of Benckiser Detergents, subsequently Benckiser N.V., in 1995. Prior to joining Benckiser, Bart Becht undertook a number of roles, including brand management and international treasury, at Proctor & Gamble in the United States and Germany.

Sir Roger Hurn, Chairman of Prudential, commented: "I am delighted that Bart has agreed to join Prudential as a non-executive director. He has a wealth of international experience and a strong background in brand management, and I believe that these qualities will make him a valuable addition to our Board".

Bart Becht added: "Prudential is a leading international financial services group, with a proud heritage and significant financial strength, and I am very much looking forward to contributing to the company's continuing development".

-ENDS-

Enquiries to:

Media		**Investors/Analysts**	
Geraldine Davies	020 7548 3911	Rebecca Burrows	020 7548 3537
Steve Colton	020 7548 3721	Andrew Crossley	020 7548 3166
Clare Staley	020 7548 3719		

Notes to Editors:

1. Following Bart Becht's appointment, Prudential plc will have 13 Board members. The other non-executive directors are Sir Roger Hurn (Chairman), Sir David Barnes (Chairman of the Remuneration Committee), Ann Burdus, Roberto Mendoza, Rob Rowley (Chairman of the Audit Committee), and Sandy Stewart.

2. Reckitt Benckiser is the world's leading provider of household cleaning products. It was created following the merger of Benckiser N.V. and Reckitt & Colman plc in December 1999, and now operates in 60 countries worldwide.

3. Photographs of Bart Becht are available on Reckitt Benckiser's website at www.reckittbenckiser.com.